FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549


                            Report of Foreign Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                                 2 October 2002

                      The Royal Bank of Scotland Group plc

                              42 St Andrew Square

                               Edinburgh EH2 2YE

                                    Scotland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


        Form 20-F        x                  Form 40-F
                  ----------------                            --------------


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                 Yes                        No x
                    ---                       ---

Rule 12g3-2(b) : 82 -
                    -----

                    The following information was issued as

                    Company announcements, in London, England

                    and is furnished pursuant to General

                    Instruction B to the General Instructions

                    to Form 6-K:

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

The Royal Bank of Scotland Group plc

2) Name of shareholder having a major interest

Lehman Brothers International (Europe)

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Lehman Brothers International (Europe)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Lehman Brothers International (Europe)

5) Number of shares/amount of stock acquired

-

6) Percentage of issued class

-

7) Number of shares/amount of stock disposed

-

8) Percentage of issued class

-

9) Class of security

Ordinary Shares of 25p each

10) Date of transaction

29 August 2002

11) Date company informed

2 September 2002

12) Total holding following this notification

-

13) Total percentage holding of issued class following this notification less than 3%

14) Any additional information

-

15) Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat 0131 523 4711

16) Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat 0131 523 4711

Date of notification 2 September 2002

Citizens Financial Group completes Mellon Integration

Ahead of routine investors meetings, The Royal Bank of Scotland Group announced today that its US subsidiary, Citizens Financial Group, has successfully completed the conversion of the Regional Banking Franchise acquired from Mellon onto the Citizens IT platform.

Completion of the IT conversion in August is considerably ahead of the schedule envisaged at the time of the acquisition, and means that the vast majority of the integration activity is complete. In addition to systems conversion, the rebranding of the business, the transitioning of employees, the introduction of the Citizens product suite and the establishment of all operational facilities are complete.

Commenting on the Mellon integration Fred Goodwin, Group Chief Executive said:-

         "The conversion of the acquired Mellon operations onto the Citizens IT platform marks the completion of the vast majority of the overall integration programme. That this has been achieved so far ahead of schedule, so smoothly, and whilst delivering good income growth, is to the great credit of Larry Fish and our team, and provides a strong foundation for the next phase of our strategy in the US."

For further information please contact:

Fred Goodwin, Group Chief Executive 0131 523 2033

Fred Watt, Group Finance Director 0131 523 2056

Jonathan Atack, Head of Investor Relations 0207 427 9574


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                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

         1) Name of company

         The Royal Bank of Scotland Group plc

         2) Name of director

         Norman Cardie McLuskie

         3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

         Self

         4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

         Self

         5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

         Self

         6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

         Sharesave Scheme 2002 - 3 year grant

         7) Number of shares/amount of stock acquired

         335 (Options)

         8) Percentage of issued class

         -
         9) Number of shares/amount of stock disposed

         -
         10) Percentage of issued class

         -
         11) Class of security

         Ordinary Shares of 25p each

         12) Price per share

         -

         13) Date of transaction

         6 September 2001

         14) Date company informed

         9 September 2001

         15) Total holding following this notification

         148,849

         16) Total percentage holding of issued class following this notification

         -

         If a director has been granted options by the company please complete the following boxes

         17) Date of grant

         6 September 2001

         18) Period during which or date on which exercisable

         1 October 2005 - 31 March 2006

         19) Total amount paid (if any) for grant of the option

         -

         20) Description of shares or debentures involved: class, number

         Ordinary Shares of 25p each

         21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

         (pound)12.35

         22) Total number of shares or debentures over which options held following this notification

         116,430

         23) Any additional information

         -

         24) Name of contact and telephone number for queries

         Hew Campbell, Head of Group Secretariat

         0131 523 4711

         25) Name and signature of authorised company official responsible for making this notification

         Hew Campbell, Head of Group Secretariat

         Date of Notification

         10 September 2002

THE ROYAL BANK OF SCOTLAND GROUP plc
24 September 2002

THE ROYAL BANK OF SCOTLAND GROUP plc
DATED SUBORDINATED FIXED RATE NOTES

The Royal Bank of Scotland Group plc ("the Group") is pleased to announce that it intends to offer dated subordinated fixed rate notes ("Notes") denominated in US Dollars.

Banc of America Securities, Goldman Sachs & Co., and JPMorgan have been appointed as Joint Lead Managers to advise the Group on this transaction.

The Notes will be issued under a Form F-3 Shelf Registration Statement which the Group has filed with the Securities and Exchange Commission, Washington, D.C. and which provides for the offer and sale from time to time of up to US$8 billion aggregate initial offering price of debt securities.

The Notes are expected to be rated Aa3/A/AA- by Moody's, S&P and Fitch respectively. It is proposed that the Notes are listed on the Luxembourg Stock Exchange.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Notes in any State of the United States in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the Securities Laws of any such State. No Notes will be offered to the public in the United Kingdom.

Stabilisation FSA.

Enquiries to:

The Royal Bank of Scotland Group plc

Fred Watt
Group Finance Director
Tel: (0131) 556 8555

Ron Huggett
Capital Raising Director
Tel: (020) 7375 6288

THE ROYAL BANK OF SCOTLAND GROUP PLC COMPLETES US$750MN ISSUE OF DATED SUBORDINATED FIXED RATE NOTES

The Royal Bank of Scotland Group plc ("the Group") has completed the issue of US$750 million dated subordinated fixed rate notes ("Notes"), with a semi-annual coupon of 5.00%, issued at 99.617%. Proceeds from the issue of the Notes, after deducting underwriting commission, amount to US$743,377,500. Application will be made for the Notes to be listed on the Luxembourg Stock Exchange.

No application has been or will be made to list the Notes in the UK and the Notes are not being offered or sold to the public in the UK.

For further information, please contact:
The Royal Bank of Scotland Group plc

Fred Watt                                             Ron Huggett
Group Finance Director                                Capital Raising Director
42 St Andrew Square                                   Drapers Gardens
Edinburgh                                             12 Throgmorton Avenue
EH2 2YE                                               London
Tel: 0131 556 8555                                    EC2N 2DL
                                                      Tel: 020 7375 4925
Banc of America Securities
Len Harwood
Managing Director
Bank of America House
1 Alie Street
London
E1 8DE
Tel: 0207 634 4497
Schroder Goldman Sachs & Co.
Shazia Azim
Executive Director
120 Fleet Street
River Court
London
EC4A 2HS
Tel: 0207 774 2652
JPMorgan
David Sismey
Vice President
125 London Wall
London
EC2Y 5AJ
Tel: 0207 325 5486
Stabilisation - FSA

The Royal Bank of Scotland Group to acquire Commonwealth Bancorp Inc of US for $450 million

Citizens Financial Group Inc., a wholly owned subsidiary of The Royal Bank of Scotland Group plc, has agreed to acquire the entire issued share capital of Commonwealth Bancorp Inc of the US in a cash transaction which values it at around $450 million or $46.50 per share. This represents approximately 18 times Commonwealth Bancorp's estimated cash earnings for 2002.

Commonwealth Bancorp is a Pennsylvania based commercial bank operating 60 branches, including 21 supermarket branches, in the greater Philadelphia area. It has $1.8 billion in assets with $1.2 billion in loans, predominately consumer loans and residential mortgages, and $1.5 billion in deposits, the quality of which has been confirmed by due diligence.

The transaction is subject to approval of US regulators and Commonwealth Bancorp shareholders and is expected to complete in the first quarter of 2003. The total consideration will be funded from existing cash resources.

Fred Goodwin, Group Chief Executive, The Royal Bank of Scotland Group, said "This is another tactical acquisition for us in the US, which is totally consistent with our strategy for growing Citizens through low risk acquisitions of retail banking franchises. The timing is good as it allows us to build on the momentum created by the completion of the integration of Mellon's retail franchise.

The purchase of Commonwealth Bancorp further strengthens Citizens' existing geographic base and expands its presence in this important Mid-Atlantic region. It will be integrated with the Citizens' platform. Commonwealth Bancorp's current efficiency ratio of 60% provides opportunities for meaningful revenue and cost synergies. We anticipate this acquisition will be earnings accretive for shareholders from year one."


For further information contact

Fred Watt, Group Finance Director 0131 523 2028

Carolyn McAdam, Head of Group Communications 0131 523 2055
                                                                    07796 274968
Jonathan Atack, Head of Investor Relations 0207 427 9574
                                                                    07876 145345

30 September 2002

                                   SIGNATURES



                  Pursuant to the requirements of the Securities Exchange

                  Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                  2 October 2002



                                      THE ROYAL BANK OF SCOTLAND GROUP plc
                                                              (Registrant)

                                      By:  /s/ H Campbell
                                         ---------------------------------------
                                            Name:    H Campbell
                                            Title: Head of Group Secretariat